Deborah Guerrier


https://www.linkedin.com/in/deborah-guerrier-a072b419a/

Experience



Passaic NJ,
January 2021- April 2024

Production Manager / warehouse coordinator/ Customer Service Representative
Caribbrew

- Led a team of 2 personnel in the planning, execution, and tracking of production schedules, resulting in a 10% increase in efficiency.
- Receives and logs incoming shipments. Verifies freight against invoice and purchase order, reporting any discrepancies.
- Handles email and phone communications with timely and efficient responses.
- Conducted root cause analysis for production delays and developed corrective action plans to prevent future occurrences.
- Monitored key performance indicators (KPIs) such as on-time delivery, production yield, and defect rate to ensure consistent quality standards.



Union, NJ
September 2019- July 2021

Student Tutor
Burnet Middle School

- Collaborate effectively with parents and the organization to increase student performance
- Assisting students with homework, projects, test preparation, papers, research and other academic tasks
- Working with students to help them understand key concepts, especially those learned in the classroom.

Education



Montclair,NJ
January 2024- present

Montclair State University
B.S Biochemistry



Newark, NJ
June 2023

Essex County College
A.S Associate degree in General Sciences

Skills

Technical: Microsoft Office (Word, Excel, Powerpoint)
Tools: Asana, Shopify
Interpersonal: Time Management, Confidentiality, Critical Thinking, Detail oriented, Empathetic

Coursework: Biology, Chemistry , Physics, Mathematics, Microbiology, Anatomy and Physiology, Psychology
Languages: English, French, Haitian Creole
Certifications: Social Media Marketing (Coursera) , National CPR foundation